Exhibit 99.2

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

FEBRUARY 23, 2021

PERPETUA RESOURCES APPOINTS ENDEAVOUR FINANCIAL AS FINANCIAL ADVISOR

BOISE, ID – Perpetua Resources Corp. (formerly Midas Gold Corp.) (NASDAQ:PPTA / TSX:PPTA) (“Perpetua Resources” or the “Company”) announced today the appointment of Endeavour Financial (“Endeavour”) as its financial advisor to assist in the evaluation of funding options to support the development of the Company’s world class Stibnite Gold Project (“Project”), following the release of its Feasibility Study in December 2020.

Endeavour is a leading independent advisor dealing exclusively with the natural resources sector. It specializes in the junior to mid-tier market, providing advice on financing projects from multiple funding sources. The Endeavour team offers more than 160 years of mining finance experience and specializes in arranging multi-sourced funding structures for single asset development companies.

“We are pleased to announce the appointment of Endeavour Financial as our financial advisor for the arrangement of the project financing for the Stibnite Gold Project,” said Laurel Sayer, President and CEO of Perpetua Resources. “Endeavour is a well-regarded firm with a strong track record of success in the mining industry. Our vision is to provide the U.S. with a source of the critical mineral antimony, operate one of the highest-grade open pit gold mines in the country and restore and redevelop an abandoned brownfield site. This appointment is another important milestone as we look to move forward from permitting into development and restoration.”

George Pyper, Managing Director of Endeavour’s advisory business, commented: “Endeavour is delighted to be able to work with the Perpetua Resources team to evaluate and execute financing for the development of this world class asset.”

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

CRITICAL RESOURCES. RESPONSIBLE MINING. ENVIRONMENTAL RESTORATION	1

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

About Endeavour Financial:

Endeavour Financial is a private independent merchant banking company focused on providing expert and unbiased financial advisory services to the global natural resources sector. Endeavour Financial has a history of achieving success for clients based on resource industry focus, innovative transaction skills and the diverse professional backgrounds of its award-winning team. Offering advice in project, corporate and debt capital markets; equity-linked financings; mergers and acquisitions; and strategic business development over more than three decades, Endeavour Financial has established itself as a leading financial advisor in the natural resources sector. More information on Endeavour Financial and its services can be found at www.endeavourfinancial.com.

CRITICAL RESOURCES. RESPONSIBLE MINING. ENVIRONMENTAL RESTORATION.	2